SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No. 1)*

Pennsylvania Real Estate Investment Trust

(Name of Issuer)

Common Shares of Beneficial Interest, par value $.01 per share

(Title of Class of Securities)

    709102107

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709102107	13G	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PERSONS (ENTITIES ONLY) Mark E. Pasquerilla ("MEP")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 77,169 (See Item 4 for explanation)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,319,904
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 77,169 (See Item 4 for explanation)
	8	SHARED DISPOSITIVE POWER 2,319,904
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,073
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 6.8%
12	TYPE OF REPORTING PERSON* IN
CUSIP No. 709102107	13G	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PERSONS (ENTITIES ONLY) Crown American Properties, L.P. ("CAP")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0 (See Item 4 for explanation)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,703,214
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0 (See Item 4 for explanation)
	8	SHARED DISPOSITIVE POWER 1,703,214
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,703,214
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 4.8%
12	TYPE OF REPORTING PERSON* PN
CUSIP No. 709102107	13G	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PERSONS (ENTITIES ONLY) Crown Investments Trust ("CIT")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0 (See Item 4 for explanation)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 616,690
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0 (See Item 4 for explanation)
	8	SHARED DISPOSITIVE POWER 616,690
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY E690 REPORTING PERSON 616,690
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 1.8%
12	TYPE OF REPORTING PERSON* 00

Item 1(a) Name of Issuer.

Pennsylvania Real Estate Investment Trust ("PREIT")

Item 1(b) Address of Issuer's Principal Executive Offices

The Bellevue

200 S. Broad Street
Philadelphia, PA 19102

Item 2(a) Name of Person Filing.

Mark E. Pasquerilla ("MEP")
Crown American Properties, L.P. ("CAP")

Crown Investments Trust ("CIT")

Item 2(b) Address of Principal Business Office, or if None, Residence.

The address of the principal business office of MEP is:

Pasquerilla Plaza
Johnstown, PA 15901

The address of the principal business office of CAP is:

Pasquerilla Plaza

Johnstown, PA 15901

The address of the principal business office of CIT is:

Pasquerilla Plaza

Johnstown, PA 15901

Item 2(c) Citizenship.

MEP: United States
CAP: Delaware

CIT: Delaware

Item 2(d) Title of Class of Securities.

Common Shares of Beneficial Interest, $1.00 par value per share

Item 2(e) CUSIP No.

709102107

Item 3 Statement Filed Pursuant to Rule 13d-1(b), Rule 13d-2(b) or (c).

None of the categories is applicable to any of the undersigned.

Item 4 Incorporated by reference from Items (5)-(9) and (11) of the cover page.

MEP. As calculated under Rule 13d-3, MEP is the beneficial owner of 77,169 shares owned by him directly, 1,703,214 shares held by CAP and 616,690 shares held by CIT. Mr. Pasquerilla exercises control over both CAP and CIT and through such, shares in voting and dispositive power with respect to the shares held by such entities.

For purposes of calculating the ownership of CAP, it was assumed that a redemption of the 1,703,214 (approximately 4.8% of outstanding shares) Class B limited partnership interests of PREIT Associates, L.P. held by CAP had occurred pursuant to the redemption rights for such units provided in the Agreement of Limited Partnership of PREIT Associates, L.P.

CAP. As calculated under Rule 13d-3, CAP is the beneficial owner of 1,703,214 shares. This excludes 77,169 shares held by MEP and 616,690 held by CIT, a limited partner of CAP.

CIT. As calculated under Rule 13d-3, CIT is the beneficial owner of 616,690 shares. This excludes 77,169 shares held by MEP and 1,703,214 shares held by CAP, a partnership in which CIT is a limited partner.

Item 5 Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable.

Item 8 Identification and Classification of Members of the Group.

Inapplicable.

Item 9 Notice of Dissolution of Group.

Inapplicable.

Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to itself is true, complete and correct.

February 12, 2004

/s/ Mark E. Pasquerilla

Mark E. Pasquerilla

CROWN AMERICAN PROPERTIES, L.P.

By: /s/ Ronald J. Hamilton

Crown American Investment Company,

Sole General Partner

Ronald J. Hamilton

CFO & Vice President

CROWN INVESTMENTS TRUST

By: /s/ Ronald J. Hamilton

Ronald J. Hamilton

CFO & Vice President

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned by our signature below hereby express our agreement that the foregoing Schedule 13G as of February 12, 2004 is filed on behalf of each of us.

/s/ Mark E. Pasquerilla

Mark E. Pasquerilla

CROWN AMERICAN PROPERTIES, L.P.

By: /s/ Ronald J. Hamilton

Crown American Investment Company,

Sole General Partner

Ronald J. Hamilton

CFO & Vice President

CROWN INVESTMENTS TRUST

By: /s/ Ronald J. Hamilton

Ronald J. Hamilton

CFO & Vice President

Dated: February 12, 2004